June 23, 2020

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn.: Peter McPhun and Jennifer Monick

Re:	Oaktree Real Estate Income Trust, Inc.

Form 10-K for the year ended December 31, 2019

Filed on March 30, 2020

Form 10-Q for the quarterly period ended March 31, 2020

Filed on May 15, 2020

File No. 333-223022

Ladies and Gentlemen:

Oaktree Real Estate Income Trust, Inc. (the “Company”) submits this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 9, 2020, concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020 (the “10-Q”).

To assist in your review, we have retyped the Staff’s comments (displayed in italics) below, with the Company’s responses set forth immediately below the Staff’s comments.

Form 10-Q for the quarterly period ended March 31, 2020 filed on May 15, 2020

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Net Asset Value, page 32

1.

We note your disclosure regarding Net Asset Value as of March 31, 2020, including your disclosure of the discount rate and exit capitalization rate. Please tell us if there are any other significant inputs that you used in the discounted cash flow methodology (e.g. rental growth rate projections, holding periods). To the extent additional significant inputs were used, please tell us what consideration you gave to disclosing these inputs and providing a sensitivity analysis for these inputs.

In the Company’s experience, the Income approach is the most common methodology used in real estate valuation. Within that methodology, discount rate and capitalization rate are the two most significant inputs.

The discount rate reflects the market expected rate of return and is used to determine the market value of an investment based on expected cash flows. This rate incorporates the risk of many cash flow assumptions, such as rental rate growth, holding period, absorption timing and others. Since the determination of the discount rate reflects the risk of these additional cash flow assumptions, the Company considers the discount rate to be the most significant input to disclose. Additionally, the discount rate is the most common metric used across multiple property types. Since it is the most common metric, the Company believes that the disclosure of other assumptions would be less meaningful, especially when comparing across various property types. The discount rate is also a very common metric used by a variety of investors, and The National Council of Real Estate Investment Fiduciaries (NCREIF) uses discount rate/rate of return as a key metric for property level performance.

The Company also believes that capitalization rate is also one of the most significant inputs in determining residual value within the income approach. As the residual value is a major component of expected cash flows, the Company has determined that the capitalization rate is a significant input to disclose.

In summary, the Company believes that its current level of disclosure is appropriate and consistent with guidance from the Company’s auditors, valuation firm and industry groups.

* * * * *

Please do not hesitate to call me at (213) 830-6236 or Benjamin Wells of Simpson Thacher & Bartlett LLP at (212) 455-2516 with any questions or further comments regarding this submission or if you wish to discuss the above response.

Very truly yours,

/s/ Brian Grefsrud

Brian Grefsrud
Chief Financial Officer and Treasurer

cc:	Jordan Mikes

Benjamin Wells

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